FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month ended January 31, 2004

Vannessa Ventures Ltd.

Suite 1710, 1040 West Georgia Street

Vancouver, British Columbia, Canada V6E 4H1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F

Ö

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

Ö

FORM 6-K EXHIBIT INDEX
EXHIBIT
1.	Press Release - English
2.	Material Change Report

VANNESSA VENTURES LTD.

1710-1040 West Georgia Street

Vancouver, BC, Canada V6E 4H1

Tel: 604-689-8927; Fax: 604-689-8907

Toll Free: 1-888-339-6339

E-mail: vvvinfo@vannessa.com

Website: www.vannessa.com

TSX-VEN: VVV

OTC-BB: VNVNF

SEC File: 12G3-2(b) #82-4473; 20-F 000-30462

Berlin: VVT - WKN 914781

VANNESSA ANNOUNCES MANAGEMENT CHANGES

January 12, 2004, Vancouver, BC - Vannessa Ventures Ltd. (TSX-VEN: VVV, OTC-BB: VNVNF, Berlin: VVT, WKN 914781) announces that effective January 13, 2004, John R. Morgan, a Director of the Company, will assume management of the Company as the new President and CEO. Manfred Peschke, who served as President, CEO and CFO since the Company’s establishment in late 1994, will assume the position of Chairman of the Board of Directors.

Mr. Morgan, who has a B.Sc. in geology, acquired extensive operational and administrative experience over 23 years with Manalta Coal Ltd. including several years as V.P. and General Manager. More recently, he served as Vice President Operations for a large tonnage coal operation in Venezuela.

As Chairman of the Board, Mr. Peschke, jointly with the other Directors, will work closely with management and provide responsible stewardship to the Company as Vannessa progresses with the development plans for its diverse holdings in Central and South America.

In addition to this reorganization, the Company will move its head office to Calgary in February of this year. Until further notice, correspondence and communications links with the current office will remain unchanged in order to provide a seamless transition for shareholders and other stakeholders.

“MANFRED PESCHKE”
Manfred Peschke, President
VANNESSA VENTURES LTD.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

The United States Securities and Exchange Commission permits mining companies, in their filings with the SEC, to disclose only those mineral deposits from which a company can economically and legally extract or produce.  We use certain terms in this press release, that the SEC guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-30462.

MATERIAL CHANGE REPORT

FORM 53-901F –Under Section 85(1) of the Securities Act (British Columbia)

FORM 27 – Under Section 146(1) of the Securities Act (Alberta)

ITEM 1. REPORTING ISSUER

Vannessa Ventures Ltd.

Suite 1710, 1040 West Georgia Street

Vancouver, British Columbia

V6E 4H1

ITEM 2. DATE OF MATERIAL CHANGE

January 12, 2004

ITEM 3. PRESS RELEASE

Issued on January 12, 2004 from Vancouver, British Columbia.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Issuer announced that its President, CEO and CFO, Manfred Peschke, has resigned from such capacities and been appointed Chairman and John Morgan, a director, has been appointed President & CEO.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

The Issuer announced that John R. Morgan, a Director of the Issuer, will assume management of the Issuer as the new President and CEO. Manfred Peschke, who served as President, CEO and CFO since the Issuer's establishment in late 1994, will assume the position of Chairman of the Board of Directors.

Mr. Morgan, who has a B.Sc. in geology, acquired extensive operational and administrative experience over 23 years with Manalta Coal Ltd. including several years as V.P. and General Manager. More recently, he served as Vice President Operations for a large tonnage coal operation in Venezuela.

As Chairman of the Board, Mr. Peschke, jointly with the other Directors, will work closely with management and provide responsible stewardship to the Issuer as it progresses with the development plans for its diverse holdings in Central and South America.

In addition to this reorganization, the Issuer will move its head office to Calgary in February of this year. Until further notice, correspondence and communications links with the current office will remain unchanged in order to provide a seamless transition for shareholders and other stakeholders.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE SECURITIES ACT (BC)

RELIANCE ON SECTION 146(2) OF THE SECURITIES ACT (AB)

Not Applicable.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. SENIOR OFFICER

Contact: Manfred Peschke, Chairman

Telephone: (604) 689-8927

ITEM 9. STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 14th day of January 2004.

"Manfred Peschke"

MANFRED PESCHKE

Director